UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on November 21, 2011, entitled "Divesting assets to optimise portfolio on the Norwegian Continental Shelf".

Divesting assets to optimise portfolio on the Norwegian Continental Shelf

Statoil ASA (OSE: STL, NYSE: STO): Statoil ASA has decided to farm down three and exit five assets on the Norwegian Continental Shelf (NCS) for the consideration of USD 1.625 billion. The buyer is Centrica, a UK based energy company and established NCS player.

“The transaction strengthens our capacity to further focus on value creating growth on the NCS, one of the world’s most attractive oil and gas regions. The Skrugard discovery in the Barents Sea and the giant North Sea find Aldous/Avaldsnes demonstrate the substantial organic growth potential on the NCS.

The transaction also confirms the value of NCS assets, and how we create value by concentrating our efforts on the NCS, says Statoil Executive Vice President for Development and Production Norway, Øystein Michelsen.

The NCS portfolio is core to Statoil and crucial to the company’s value creation. Portfolio management is a key focus area in Statoil’s re-stated strategy and the NCS has been put forth as a region where such efforts may create value. Recent exploration successes on the NCS will lead to new developments and growth that require prioritisation in terms of competence and capacity.

“As well as being the second largest gas producer in the UK, we also have one of the fastest growing exploration and production businesses on the Norwegian continental shelf. This transaction is an important further step in building the business and deploys capital to deliver value. Much of the gas acquired through this transaction will also come to the UK market, providing further energy security for British Gas customers long into the future,” says Sam Laidlaw, Chief Executive, Centrica

Strategic portfolio management

“Over the last years we have undertaken a series of divestments and joint ventures to position Statoil as a well-capitalised, technology focused, upstream company, says John Knight, Executive Vice President for Global Strategy and Business Development in Statoil.

Recent portfolio opmisisation includes farming down in Canadian oil sands and the Brazilian Peregrino oil field, listing of the fuel and retail business and the divestment of a substantial share of its ownership in Gassled, the Norwegian pipeline system.

“Through active portfolio management Statoil has realised substantial value and further strengthened the company’s growth potential over the last 18 months. The transaction with Centrica  demonstrates the industrial value of our NCS gas business and is part of the same deliberate pattern of active portfolio management to enhance shareholder value, said Knight.

The transaction

The transaction includes partial divestment or full exit from the following areas:

Farm Down:
Kvitebjørn*	From 58.550 % to 39.550%
Heimdal*	From 39.443 % to 29.443%
Valemon*	From 66.775 % to 53.775%
Exit:
Skrine- Byggve	10.000%
Fulla*	50.000%
Frigg-Gamma-Delta*	40.000%
Vale*	28.853%
Rind	37.870%
* Statoil operated

Kvitebjørn / Valemon Area is a significant gas production/development hub in Norway. Statoil will remain the operator of both fields.

Heimdal Area Statoil will retain operatorship in Heimdal, but exit from Vale, Frigg Gamma Delta and Fulla.

• Heimdal is a key gas export hub in the Norwegian gas system with connections to the UK and to the Continental European gas markets.
• Vale and Skirne fall outside Statoil’s strategic focus
• The early phase Fulla and Frigg Gamma Delta discoveries require significant focus and resources in order to commercialize them fully and are better suited  being held by a regionally focussed operator.

The transaction will have very limited impact on Statoil personnel. No redundancies will come as an effect.

The effective date of the transaction is 1st January 2012 and the consideration to be paid by Centrica is a post-tax amount of USD 1.625  billion, including a contingent consideration of USD 100 mil. The transaction is pending government approvals. Lambert Energy Advisory Ltd were sole advisors to Statoil on this process.

An investor and analyst conference call will be held at 9.30 CET with CFO Torgim Reitan, EVP for Global Strategy and business development  John Knight, and  EVP for Development and production Norway,  Øystein Michelsen. Please dial in 5-10 minutes prior to the start time using the dial in number and passcode below.

Participant  Passcode:  932597
Local, Norway, Oslo: +47 2104 2970
Local, Norway, Oslo: +47 2231 0619
Local, UK, London:  +44 (0)20 7784 1038
Local, UK, London: +44 (0)20 3147 4971

Press briefing at 10.30 CET at the IB Centre, Statoil, Forus Stavanger
- Statoil EVP for Development and production Norway,  Øystein Michelsen
- Statoil EVP for Marketing, Processing and Renewable energy, Eldar Sætre

For more information:

Investor relations

Hilde Merete Nafstad, senior vice president, Investor Relations
Tel: +47 957 83 911

Morten Sven Johannesen, vice president,  Investor Relations
Tel: +1 2035702524

Lars Valdresbråten, IR officer, Investor Relations
Tel: +47 402 81 789

Media

Jannik Lindbæk Jr, vice president, Media Relations
Tel: +47 97755622

Ola Anders Skauby, Media Relations
Tel: +47 905 98 519

Presentation

Divesting assets to optimize our portfolio on the Norwegian Continental Shelf

21 November 2011

Divesting assets in Norway

  Sales consideration: USD 1 625 million including a contingent consideration of USD 100 million
  Resources1: 130 mmboe
  −Gas 77%
  −Liquids 23%
  Production 2011: ~ 33 000 boe/d
  Effective date Jan 1 2012
  Buyer: Centrica

1) NPD reported Reserves ( class 1 - 3 which includes Kvitebjørn, Valemon, Heimdal, Vale and Skirne ) as of 31.12.2010, which are corrected for estimated 2011 production, using pro-rata figures for Q4 2011

Farm Down:
Kvitebjørn*	From 58.55% to 39.55%
Heimdal*	From 39.4% to 29.4%
Valemon*	From 66.78% to 53.78%
Exit:
Skrine- Byggve	10%
Fulla*	50%
Frigg-Gamma-Delta*	40%
Vale*	28.853%
Rind	37.87%
* Statoil operated

Prioritizing our resources

Transaction to support growth

Monetization and de-risking of assets with high ownership share

Divestments of non-core assets

Continued strengthening of balance sheet, geared towards growth

Focus technology, capital and people to high growth, high value areas of NCS

Attractive valuation

  Demonstrates value of gas assets and Statoil's Norwegian portfolio
  Capital freed for high value growth
  Competitive transaction metric: USD 12.5 /boe

1) Using WoodMac GEM base assumptions and 10% nom discount rate

2) Includes contingent payment of USD 100 mil

Growth opportunities on the NCS

  World class discoveries in 2011
  High impact exploration program
  Accessing high potential exploration acreage
  Focus on high value new field development
  Maximize production from legacy production assets
  Continue portfolio optimization

Continued strategic portfolio management via NCS optimisation

  Portfolio management an integral part of our business
  Demonstrate industrial value of NCS gas/condensate assets
  Enhance financial flexibility at a time of economic turbulence

Significant value creation

Investor Relations in Statoil

Investor relations Europe

Hilde Merete Nafstad	Senior Vice President	hnaf@statoil.com	+47 95 78 39 11
Anne Lene Gullen Bråten	IR Officer	angbr@statoil.com	+47 99 54 53 40
Lars Valdresbråten	IR Officer	lava@statoil.com	+47 40 28 17 89
Jesper Børs-Lind	IR Officer	jebl@statoil.com	+47 91 75 64 64
Erik Gonder	IR Officer	ergon@statoil.com	+47 99 56 26 11
Kristin Allison	IR Assistant	krall@statoil.com	+47 91 00 78 16

Investor relations USA & Canada

Morten Sven Johannessen	Vice President	mosvejo@statoil.com	+1 203 570 2524

For more information: www.statoil.com

Forward looking statements

This presentation contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "believe", "continue", "could", "estimate", "expect", "focus", "intend", "likely", "may", "outlook", "plan", "should", "will" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, such as the divestment of 24.1% of our stake in Gassled, the Pazflor development in Angola, the Eagle Ford joint venture, the proposed Brigham acquisition and the Aldous/Avaldness discovery; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned turnarounds and other maintenance (and the effects thereof); oil and gas production forecasts and reporting; growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; renewable energy production, industry outlook and carbon capture and storage; new organisational structure and policies; technological innovation, implementation, position and expectations; future energy efficiency; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk update". These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions and other changes to business conditions; an inability to attract and retain personnel; the ability of Statoil to complete the transactions contemplated by the Brigham merger agreement; the timing of the Brigham tender offer and the subsequent merger; the possibility that various conditions to the consummation of the Brigham tender offer or the subsequent merger may not be satisfied or waived; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

Additional

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company or any other securities. Statoil ASA and Brigham Acquisition Inc. have filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the "SEC"). The offer to purchase shares of Brigham common stock (the "Offer") will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE OFFER. The solicitation/recommendation statement on Schedule 14D-9 has been filed with the SEC by Brigham. Investors and stockholders may obtan a free copy of these statements (when available) and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated at (877) 687-1875.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 21, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer